Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
August 4, 2005
Manulife Financial Corporation reports record second quarter shareholders’ earnings of $839 million
Earnings increased 28 per cent over the same quarter last year
TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $839 million for the second quarter of 2005, an increase of 28 per cent over a year earlier. Earnings per common share increased by 13 per cent to $1.05 from $0.93 reported in the second quarter of 2004. In addition, the Company’s return on common shareholders’ equity increased from 14.1 per cent in the first quarter of 2005 to 14.3 per cent this quarter.
“This quarter marked the one year anniversary of the John Hancock transaction,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “We are very pleased with the enhanced scale, strong product portfolio and diversified distribution that the organization has realized through this acquisition. The anticipated synergies are evident in the impressive sales results, particularly those recorded in U.S. Individual Insurance and Annuities segments, and our record level of shareholders’ earnings.”
“In our second quarter, investment results, credit, claims and expenses were favourable,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “We also continued to make good progress on the John Hancock integration and are on-track to exceed the financial targets we have set for ourselves.”
Included in the financial results for the second quarter of 2005 were a number of non-recurring items, which resulted in a net $7 million negative impact to earnings in the quarter. These items include a $26 million charge resulting from final adjustments to the John Hancock purchase equation, $28 million of integration expenses and a $47 million gain due to aligning investment policies in Canada Individual Insurance.
Total premiums and deposits for the second quarter of $14.3 billion were $1.4 billion higher than reported in the second quarter of 2004. The increase from the prior year period reflects an additional month of John Hancock contribution, strong variable annuity sales in Japan and the U.S., and strong sales in Canadian Group Pensions. These results were partially offset by the decline of the U.S. dollar versus the Canadian dollar over the past year.
Funds under management were $364.0 billion as at June 30, 2005, an increase of $14 billion over the previous quarter. Compared to June 30, 2004, funds under management were up $4 billion, primarily driven by gains in U.S. Wealth Management and Canada.

OPERATING HIGHLIGHTS
•	During the second quarter, Manulife-Sinochem continued to expand operations in the fast growing Chinese life insurance market with the opening of the Dongguang sales office in mid-south Guangdong province. In addition, new approvals have been received for a sales office in Hangzhou, Zhejiang and a branch office in Nanjing, Jiangsu, which will increase Manulife’s presence to eight cities in China.

•	In Hong Kong, Manulife (International) Limited (“MIL”) entered into a bancassurance alliance with CITIC Ka Wah Bank. As a result of the agreement, CITIC Ka Wah began distributing MIL’s retirement savings insurance plan to its retail banking customers in Hong Kong. The relationship is expected to broaden as both corporations work together to identify market opportunities and to promote tailored financial solutions to customers.

•	Manulife Financial’s U.S. Wealth Management Division announced it has entered into a sub-advisory relationship with Boston-based institutional asset manager Grantham, Mayo, Van Otterloo & Co. (GMO). Following receipt of required approvals, John Hancock Funds will adopt eight of GMO’s mutual funds, expanding its existing product line-up to 40 open-end retail mutual funds. The funds will come to John Hancock together with their strong investment track record, as GMO will continue to manage the funds under a sub-advisory relationship. The agreement builds on the division’s leading position in the variable annuity and 401(k) retirement plan markets and reaffirms Manulife’s commitment to becoming a top-tier player in the U.S. mutual fund marketplace.

•	Early in the third quarter, Manulife announced it would acquire Prudential Timber Investments, Inc., the timberland investment management unit of Prudential Financial, Inc. In a separate transaction, Manulife agreed to acquire timberland assets from Harvard University. As a result, Manulife will approximately double the size of its assets under management in this category and will also hold a portion of these long-term timber assets directly for our investment accounts. Both transactions are expected to close prior to year-end subject to relevant approvals.

•	Manulife Financial continued to develop and enhance its product line-up with new products and features introduced in a variety of markets:
•	In the United States, John Hancock added Protection UL-G to its top-performing product portfolio. The new product provides a unique combination of competitively priced guaranteed death benefit protection and flexible design options.

•	Also in the U.S., the Wealth Management Division launched a new rider for its family of Variable Annuities. The new guaranteed minimum withdrawal benefits can guarantee retirement income that can last a lifetime and increase with favourable market performance.

•	In Canada, Manulife Investments introduced Simplicity, a sophisticated asset allocation wrap program available in either a mutual fund or segregated fund option.

•	Manulife (Singapore) launched Scholar, an innovative plan that helps parents build an education fund that pays three guaranteed annual payouts during the child’s university years.

•	Manulife Financial continued to be recognized as providing superior customer service. For the fourth consecutive year, Manulife Mutual Funds ranked first in Canada for customer service according to an ongoing study by Environics Research Group. In Hong Kong, Manulife (International) Limited won Next Magazine’s “Top Service Awards 2005” in the “Insurance Company” category.

•	During the second quarter, Manulife Financial repurchased and cancelled more than 6.6 million shares at a total cost of approximately $379 million.
FINANCIAL PERFORMANCE
Financial Highlights
(unaudited)

	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (C$ millions)	839	801	656
Basic Earnings per Common Share — reported (C$)	1.05	0.99	0.93
Return on Common Shareholders’ Equity (%, annualized)	14.3	14.1	14.0
Premiums & Deposits (C$ millions)	14,339	14,841	12,960
Funds under Management (C$ billions)	364.0	350.2	359.9
Net Income
Manulife Financial Corporation reported shareholders’ net income of $839 million for the second quarter ended June 30, 2005, up 28 per cent from $656 million in 2004. The increase is attributable to strong investment results, good organic growth in the U.S. wealth management operations as well as the Canadian and Japan businesses, and an additional month of earnings from John Hancock Financial, which was acquired on April 28, 2004. Since then, the Company has made substantial progress in the integration of the operations of the two organizations.
The purchase equation with respect to the John Hancock acquisition was adjusted during the second quarter of 2005. The adjustments have increased goodwill under Canadian Generally Accepted Accounting Principles by $407 million to $7,848 million and reduced net income in the quarter by $26 million after tax. The adjustments made to the goodwill are comprised of refinement of policy liability valuation models, additional restructuring accruals, and refinement of fair values.
Year-to-date shareholders’ net income was $1,640 million, up 52 per cent from the $1,081 million reported in 2004.
Earnings per Share and Return on Common Shareholders’ Equity
The second quarter diluted earnings per common share of $1.04 grew by 13 per cent compared to $0.92 in 2004 and return on common shareholders’ equity for the three months ended June 30, 2005 was 14.3 per cent compared to 14.0 per cent in 2004.
Premiums and Deposits
Premiums and deposits for the second quarter were $14.3 billion compared to $13.0 billion in 2004. The growth was driven by increased sales of the variable annuity product in Japan and the U.S. along with solid business growth in the Canadian wealth management businesses. The increase was also attributable to the contribution of a full quarter’s impact of the John Hancock businesses compared to two months in the second quarter of 2004, partially offset by the impact of a strengthening Canadian dollar.
Funds under Management
Funds under management increased to $364.0 billion as at June 30, 2005 compared to $359.9 billion as at June 30, 2004. The growth was driven by positive segregated fund net sales of $13.9 billion, which was significantly offset by scheduled maturities of institutional annuities in Guaranteed and Structured Financial Products and the negative impact of a strengthening Canadian dollar.
Capital
Total capital was $28.8 billion as at June 30, 2005 down slightly from $29.2 billion as at June 30, 2004. Net income in the past 12 months and the addition of $350 million of preferred shares issued on February 10, 2005 were more than offset by shareholder dividends, the repurchase of shares and the negative impact of a strengthening Canadian dollar.
Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.30 per share on the common shares of the Company, payable on and after September 19, 2005 to shareholders of record at the close of business on August 16, 2005. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on and after September 19, 2005 to shareholders of record at the close of business on August 16, 2005. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after September 19, 2005 to shareholders of record at the close of business on August 16, 2005. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after September 30, 2005 to shareholders of record at the close of business on September 15, 2005.
PERFORMANCE BY DIVISION
U.S. Protection Division

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	157	135	137
Premiums & Deposits (millions)	1,640	1,584	1,461
Funds under Management (billions)	59.1	57.7	60.4

U.S. dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	127	110	100
Premiums & Deposits (millions)	1,318	1,292	1,074
Funds under Management (billions)	48.3	47.7	45.1
•	U.S. Protection’s 2005 second quarter shareholders’ net income of $157 million increased from the $137 million reported in the second quarter of 2004. Earnings continued to benefit from favourable mortality experience in the Individual Insurance business consistent with the prior year and improved new business margins in Long-Term Care. The increase in the quarter’s net income also reflected a full quarter’s impact of the John Hancock merger compared to only two months in the second quarter of 2004 and the negative impact of a stronger Canadian dollar. Year-to-date shareholder earnings were $292 million, up 42 per cent over 2004.
•	Premiums and deposits of $1.6 billion for the quarter were only modestly above the $1.5 billion reported in the second quarter of 2004. On a U.S. dollar basis, premiums and deposits increased by 23 per cent, primarily due to the second quarter of 2005 including a full quarter’s impact of the John Hancock merger compared to only two months in 2004. The increase was also supported by strong in-force growth in the Long-Term Care business, partially offset by lower Long-Term Care sales and the negative impact of a stronger Canadian dollar. A number of new Individual Insurance products are being launched in the second half of 2005.

•	Funds under management of $59.1 billion were slightly lower than the $60.4 billion reported in 2004 due to the negative impact of a stronger Canadian dollar. On a U.S. dollar basis, funds under management increased by seven per cent due to business growth and the impact of equity market growth.
U.S. Wealth Management Division

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	135	136	98
Premiums & Deposits (millions)	6,550	6,603	6,388
Funds under Management (billions)	136.4	129.9	130.5

U.S. dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	108	111	73
Premiums & Deposits (millions)	5,266	5,382	4,701
Funds under Management (billions)	111.3	107.4	97.4
•	U.S. Wealth Management Division’s net income for the second quarter of 2005 was $135 million, substantially higher than the $98 million reported in the prior year quarter, reflecting the additional month of earnings from the John Hancock business in 2005 compared to only two months’ contribution in the prior year quarter. Higher earnings for the second quarter were also due to an increase in fee income as a result of higher average assets in the variable annuity and John Hancock Retirement Plan Services businesses, partially offset by the impact of a strong Canadian dollar. Year-to-date net income was $271 million compared to $162 million reported in 2004.

•	Premiums and deposits for the quarter of $6.6 billion were slightly ahead of the $6.4 billion reported in the second quarter of 2004, reflecting the additional month of premiums and deposits for the John Hancock businesses in 2005 compared to the two months of premiums and deposits in the prior year quarter. On a U.S. dollar basis, normalized for a full quarter, all businesses experienced an increase in premiums and deposits year-over-year other than Mutual Funds, which benefited from opportunistic closed end mutual fund deposits in 2004. Most notably, premiums and deposits in John Hancock Retirement Plan Services grew by 15 per cent on a U.S. dollar basis, driven by the impact of higher recurring deposits from the growing block of in-force participants.
•	As at June 30, 2005, funds under management of $136.4 billion were five per cent higher than the $130.5 billion reported a year ago. On a U.S. dollar basis, funds under management increased 14 per cent. The increase in funds under management was a result of continued strong net policyholder cash flows in the John Hancock Retirement Plan Services and variable annuity businesses over the past 12 months.
Guaranteed and Structured Financial Products Business Unit

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	114	68	57
Premiums & Deposits (millions)	426	269	316
Funds under Management (billions)	39.8	38.7	46.8

U.S. dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	91	56	42
Premiums & Deposits (millions)	343	219	233
Funds under Management (billions)	32.4	32.0	34.8
•	The Guaranteed and Structured Financial Products business unit’s second quarter earnings of $114 million was substantially higher than the $57 million reported in the second quarter of 2004. The quarter’s increase was driven primarily by favourable investment results as well as an additional month of earnings in 2005 when compared to the second quarter of 2004. Year-to-date net income in 2005 was $182 million.

•	Second quarter premiums and deposits of $426 million were up 35 per cent from $316 million reported in the second quarter of 2004, driven by opportunistic segregated fund deposits in the quarter.

•	Funds under management of $39.8 billion as at June 30, 2005 were down 15 per cent from a year ago as scheduled maturities have exceeded new sales volume in the past year. Also contributing to the decrease was the impact of the weakened U.S. dollar.
Canadian Division

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	191	184	144
Premiums & Deposits (millions)	3,326	3,520	2,652
Funds under Management (billions)	64.2	62.1	56.8
•	Canadian Division shareholders’ net income for the second quarter of $191 million increased by 33 per cent from the $144 million reported for the same period last year reflecting strong growth in the earnings from in-force business. The growth in the quarter’s earnings was also attributable to favourable claims experience from the Group Life & Health operations, which was partially offset by lapses in the Individual Life Insurance business. During the quarter, there were also offsetting income impacts on actuarial liabilities from updating the investment strategies on the asset portfolio supporting the Maritime Life business and updating the projected investment yields on these portfolios for interest rate movements. The growth in the quarter’s earnings was also partially attributable to the additional month of contribution from John Hancock’s Maritime Life business during the second quarter of 2005. Year-to-date shareholders’ earnings of $375 million were up 37 per cent over the first six months of 2004.
•	Premiums and deposits for the quarter were $3.3 billion, up 25 per cent from the $2.7 billion reported for the same period last year. The division’s increase in premiums and deposits was due to the strong contribution from the group insurance business in addition to strong performance in Individual Wealth Management and Group Pensions segregated fund sales.

•	Funds under management of $64.2 billion as at June 30, 2005 were 13 per cent higher than the $56.8 billion reported for June 30, 2004. The increase is driven primarily from segregated and mutual fund assets and is attributable to positive client cash flows and investment returns as a result of improved equity markets. Additionally, there was significant growth in Manulife Bank assets due to high loan volumes.
Asia and Japan Division

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	132	159	126
Premiums & Deposits (millions)	2,099	2,594	1,775
Funds under Management (billions)	29.7	28.8	26.3

U.S. dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	107	129	93
Premiums & Deposits (millions)	1,689	2,115	1,306
Funds under Management (billions)	24.3	23.8	19.6
•	The Asia and Japan Divisions were combined in June 2005. The newly combined division’s shareholders’ net income of $132 million in the second quarter of 2005 was five per cent higher, on a Canadian dollar basis, than the $126 million reported in the second quarter of 2004. On a U.S. dollar basis, the increase was 15 per cent and was driven by growth in variable annuity and universal life business in Japan, the Mandatory Provident Fund business in Hong Kong and the integration of acquired companies in Indonesia. Partially offsetting this increase were lower investment and lapse gains in Japan as well as the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $291 million, an increase of 21 per cent.

•	Premiums and deposits increased by 18 per cent in the second quarter to $2.1 billion compared to the same quarter in 2004. Premiums increased by seven per cent, on a U.S. dollar basis due to strong sales in Japan’s universal life product; one additional month of premiums from the John Hancock Singapore block of business; and growth of Hong Kong’s insurance business. Deposits increased 45 per cent on a U.S. dollar basis. This increase was fuelled by Japan variable annuity sales, which were 77 per cent higher than last year reflecting the continued strength of sales through Mitsubishi Tokyo Financial Group (MTFG) and United Financial of Japan (UFJ) Bank affiliates; the launch of Hong Kong’s Single Premium Unit-Linked product introduced in late 2004; and healthy mutual fund sales in Indonesia.
•	Funds under management increased by $3.4 billion to $29.7 billion as at June 30, 2005 compared to $26.3 billion as at June 30, 2004. The increase was attributable to higher net policyholder cash flows from wealth management products in Japan and Hong Kong as well as substantial mutual fund deposits over the past year in Indonesia. This increase was partially offset by higher withdrawals in Indonesia when interest rates rose late in the first quarter of 2005; the impact of maturities and surrenders on the declining block of policies acquired from Daihyaku; and the impact of a stronger Canadian dollar.
Reinsurance Division

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	30	42	64
Premiums (millions)	296	271	261

U.S. dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	24	35	47
Premiums (millions)	238	221	192
•	Reinsurance Division reported net income of $30 million in the second quarter of 2005, a decrease of $34 million from the $64 million reported in the second quarter of 2004. The lower earnings in the quarter compared to the previous year were partially due to unfavourable claims experience in the closed accident reinsurance line. The impact of equity markets on segregated fund guarantees and the strengthened Canadian dollar also contributed to the decline in earnings from the previous year. Year-to-date net income was $72 million compared to $101 million in 2004.

•	Premiums of $296 million were $35 million or 13 per cent higher than in the second quarter of 2004. The increase was largely attributable to the International Group Program business, partially offset by decreases in Life and Property and Casualty Reinsurance premiums in the quarter and the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 24 per cent in the quarter compared to the second quarter of 2004.
Corporate and Other Segment

Canadian dollars	Quarterly Results
	2Q05	1Q05	2Q04
Shareholders’ Net Income (millions)	80	77	30
•	The Corporate and Other segment is comprised of Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-

operating events. The segment also includes the John Hancock Accident and Health operations, which are primarily contracts in legal dispute.
•	The Corporate and Other segment reported second quarter net income of $80 million, an increase of $50 million from the second quarter of 2004. This earnings growth was largely driven by strong investment results on assets within the Corporate segment; the inclusion of three months of John Hancock’s Corporate and Other segment compared to only two months in the same period in 2004; and a $10 million earnings increase from changes in actuarial methods and assumptions. Year-to-date net income was $157 million compared to $40 million reported in 2004.
Normal Course Issuer Bid
During the second quarter, Manulife Financial repurchased and cancelled more than 6.6 million shares at a total cost of approximately $379 million under its current normal course issuer bid that was initiated on November 9, 2004. Under this bid, Manulife Financial has purchased a total of 19 million common shares at a cost of approximately $1,068 million as of June 30, 2005.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$364 billion (US$297 billion) as at June 30, 2005.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.
Notes:
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET August 4, 2005. For local and international locations, please call (416) 695-5259 and toll free in North America please call (877) 888-3855. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 5:00 p.m. ET August 4, 2005 until midnight ET, August 11, 2005 by calling (416) 641-2124 (passcode #4700).
The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET August 4, 2005. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.
The Second Quarter 2005 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.
Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”

“believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Craig Bromley
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2005	2004	% Change

Net income	$844	$654	29
Less: net income (loss) attributed to participating policyholders	5	(2)	N/A

Net income attributed to shareholders	$839	$656	28
Preferred share dividends	(4)	—	N/A

Net income available to common shareholders	$835	$656	27

Premiums and deposits:
Life and health insurance premiums	$3,670	$3,262	13
Annuity and pension premiums	913	905	1
Segregated funds deposits	7,285	6,474	13
Mutual fund deposits	1,661	1,665	(0)
ASO premium equivalents	549	424	29
Other fund deposits	261	230	13

Total premiums and deposits	$14,339	$12,960	11

Funds under management:
General fund	$170,432	$181,036	(6)
Segregated funds	128,730	113,850	13
Mutual funds	35,137	34,877	1
Other funds	29,704	30,123	(1)

Total funds under management	$364,003	$359,886	1

Capitalization:
Long-term debt	$2,597	$3,030	(14)
Liabilities for preferred shares and capital instruments	1,961	$2,018	(3)
Non-controlling interest in subsidiaries	148	273	(46)

Equity
Participating policyholders’ equity	164	145	13
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,528	14,552	(0)
Contributed surplus	97	143	(32)
Retained earnings and currency translation account	9,010	9,066	(1)

Total capital	$28,849	$29,227	(1)

Selected key performance measures:
Basic earnings per common share	$1.05	$0.93
Diluted earnings per common share	$1.04	$0.92
Return on common shareholders’ equity (annualized)	14.3%	14.0%
Book value per common share	$29.64	$29.31
Common shares outstanding (in millions)
End of period	797	811
Weighted average — basic	799	706
Weighted average — diluted	806	712

Summary Consolidated Financial Statements
Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)

	For the three months ended
	June 30
	2005	2004

Revenue
Premium income	$4,583	$4,167
Net investment income	2,425	2,023
Other revenue	1,000	782

Total revenue	$8,008	$6,972

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,579	$1,163
Maturity and surrender benefits	2,056	2,441
Annuity payments	863	875
Policyholder dividends and experience rating refunds	418	354
Net transfers to segregated funds	63	79
Change in actuarial liabilities	(62)	(493)
General expenses	906	806
Commissions	765	681
Interest expense	200	152
Premium taxes	63	46
Non-controlling interest in subsidiaries	4	—

Total policy benefits and expenses	$6,855	$6,104

Income before income taxes	$1,153	$868
Income taxes	(309)	(214)

Net income	$844	$654
Less: net income (loss) attributed to participating policyholders	5	(2)

Net income attributed to shareholders	$839	$656
Preferred share dividends	(4)	—

Net income available to common shareholders	$835	$656

Basic earnings per common share	$1.05	$0.93
Diluted earnings per common share	$1.04	$0.92

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at June 30
Assets	2005	2004

Invested assets
Bonds	$106,744	$115,805
Mortgages	29,067	29,994
Stocks	9,033	7,917
Real estate	4,747	4,529
Policy loans	7,015	7,411
Cash and short-term investments	7,191	8,841
Bank loans	1,607	1,253
Other investments	5,028	5,286

Total invested assets	$170,432	$181,036

Other assets
Accrued investment income	$1,895	$2,143
Outstanding premiums	651	682
Goodwill	7,786	7,916
Intangible assets	1,831	2,000
Miscellaneous	3,240	3,950

Total other assets	$15,403	$16,691

Total assets	$185,835	$197,727

Segregated funds net assets	$128,730	$113,850

Liabilities and equity

Actuarial liabilities	$130,135	$142,268
Benefits payable and provision for unreported claims	2,503	2,362
Policyholder amounts on deposit	4,848	5,323
Deferred realized net gains	3,947	3,487
Bank deposits	5,084	3,596
Consumer notes	3,130	2,816
Other liabilities	7,339	8,648

	$156,986	$168,500

Long-term debt	2,597	3,030
Liabilities for preferred shares and capital instruments	1,961	2,018
Non-controlling interest in subsidiaries	148	273

Equity
Participating policyholders’ equity	164	145
Shareholders’ equity
Preferred shares	344	—
Common shares	14,528	14,552
Contributed surplus	97	143
Retained earnings and currency translation account	9,010	9,066

Total equity	$24,143	$23,906

Total liabilities and equity	$185,835	$197,727

Segregated funds net liabilities	$128,730	$113,850

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)
Note 1: Divisional Information

	For the quarter ended June 30, 2005
	U.S.	U.S.	Guaranteed &	Canadian	Asia and Japan	Reinsurance	Corporate
	Protection	Wealth	Structured				and
Premiums and deposits		Management	Financial Products				Other	Total

General fund premiums	$1,308	$445	$318	$1,481	$735	$296	$—	$4,583
Segregated fund deposits	332	4,621	108	1,053	1,169	—	2	7,285
Mutual fund deposits	—	1,223	—	243	195	—	—	1,661
ASO premium equivalents	—	—	—	549	—	—	—	549
Other fund deposits	—	261	—	—	—	—	—	261

Total	$1,640	$6,550	$426	$3,326	$2,099	$296	$2	$14,339

Net income	$157	$135	$114	$187	$141	$30	$80	$844

Funds under management	As at June 30, 2005

General fund	$47,821	$20,815	$34,505	$40,240	$15,806	$2,719	$8,526	$170,432
Segregated funds	11,319	78,603	5,253	21,166	9,997	—	2,392	128,730
Mutual funds	—	30,560	—	2,773	1,804	—	—	35,137
Other funds	—	6,423	—	—	2,125	—	21,156	29,704

Total	$59,140	$136,401	$39,758	$64,179	$29,732	$2,719	$32,074	$364,003

	For the quarter ended June 30, 2004
	U.S.	U.S.	Guaranteed &	Canadian	Asia and Japan	Reinsurance	Corporate
	Protection	Wealth	Structured				and
Premiums and deposits		Management	Financial Products				Other	Total

General fund premiums	$1,180	$382	$316	$1,278	$750	$261	$—	$4,167
Segregated fund deposits	281	4,539	—	745	802	—	107	6,474
Mutual fund deposits	—	1,237	—	205	223	—	—	1,665
ASO premium equivalents	—	—	—	424	—	—	—	424
Other fund deposits	—	230	—	—	—	—	—	230

Total	$1,461	$6,388	$316	$2,652	$1,775	$261	$107	$12,960

Net income	$137	$98	$57	$140	$128	$64	$30	$654

Funds under management	As at June 30, 2004

General fund	$49,088	$22,973	$40,934	$36,903	$16,858	$2,741	$11,539	$181,036
Segregated funds	11,302	70,143	5,875	17,871	5,814	—	2,845	113,850
Mutual funds	—	31,193	—	2,046	1,638	—	—	34,877
Other funds	—	6,210	—	—	1,979	—	21,934	30,123

Total	$60,390	$130,519	$46,809	$56,820	$26,289	$2,741	$36,318	$359,886

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.